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                          January 18, 2024

       Jeffrey Lucas
       Chief Financial Officer
       Bitfarms Ltd
       18 King Street East
       Suite 902
       Toronto, Ontario
       Canada M5C 1C4

                                                        Re: Bitfarms Ltd
                                                            Form 40-F for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 21,
2023
                                                            File No. 001-40370
                                                            Response dated
October 5, 2023

       Dear Jeffrey Lucas:

              We have reviewed your October 5, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 18,
       2023 letter.

       Form 40-F for the Fiscal Year Ended December 31, 2022

       Exhibit 99.2 Consolidated Financial Statements
       Consolidated Statements of Cash Flows, page 8

   1.                                                   We continue to evaluate
your response to comment 1.
 Jeffrey Lucas
FirstName   LastNameJeffrey Lucas
Bitfarms Ltd
Comapany
January  18,NameBitfarms
             2024         Ltd
January
Page  2 18, 2024 Page 2
FirstName LastName
Note 3. Basis of Presentation and Significant Accounting Polcies
Revenue Recognition, page 13

2.       We acknowledge your response to comment 2. Please respond to the following:
             Your disclosure indicates that your single performance obligation is providing computing power and your response indicates your single performance obligation is providing hashrate. We believe your disclosure requires a more precise description of your promise and single performance obligation. Please tell us whether a more accurate description of your promise and single performance obligation is a service to perform hash calculations for the pool operator, and if so, revise your disclosure to clarify.
             With respect to the termination provisions in both your current and prior arrangements with your mining pool operator for the reporting periods presented, specifically clarify whether you have concluded that the mining pool operator with whom you contract is your customer and address whether the mining pool operator, as your customer, has a unilateral enforceable right to terminate the contract at any time without substantively compensating you for the termination. In your response, refer us to the applicable portion of your arrangement. If such a termination right exists, tell us your consideration of whether the duration of the contract extends beyond the goods or services already transferred, and, if not, whether the duration of the contract is less than 24 hours and the contract continuously renews throughout the day. Make corresponding revisions to your accounting policy as necessary.
             To the extent your mining pool operator possesses the ability to terminate the contract at any time, it appears this right could be akin to a renewal right. If this right exists, tell us whether it is a material right. For example, clarify whether the terms, conditions, and compensation amounts of the renewal right is at the then-current market rates. If so, tell us whether you have concluded that the
customer   s renewal
            option is not a material right. Refer to IFRS 15.26(j). Make corresponding revision to your accounting policy and related disclosures to the extent necessary.
             Revise your accounting policy to disclose the form of consideration to which you are entitled for providing the service of performing hash calculations for the pool operator (i.e., bitcoin) and your conclusion that the consideration is variable. Also, revise your accounting policy to identify the payout methodology used to determine the amount of consideration to which you are entitled and describe the variables that comprise the formula. For example, under the Full Pay Per Share
(FPPS) payout
            model it appears you earn compensation equal to the sum of your share of (a)
            network block subsidies and (b) network transaction fees less (c) pool operating fees and that each of these components has a number of variables.
             Revise the statement in your accounting policy describing the transaction price to clarify whether you constrain any portion of your estimate of the variable consideration to which you are entitled for performing the service. For example, clarify whether the uncertainties in the FPPS variables no longer exist at 23:59:59
            UTC irrespective of the timing of your receipt of confirmation of the bitcoin you will
 Jeffrey Lucas
Bitfarms Ltd
January 18, 2024
Page 3
              receive or your actual receipt of such bitcoin.
                We note your disclosure that you measure the non-cash consideration based on the price on the day it is received. Revise your accounting policy to describe how the measurement date relates to both the date of contract inception and the date you transfer control of the service under the contract.
                In your response, you state in your discussion of IFRS 15.46 that your provision of computing power and the settlement of the receivable occur on the same day, on page
              14 of your response you state the non-cash consideration is received at the end of the day, and in the discussion of IFRS 15.68 you state that the bitcoin is received a few hours later. Please confirm for us when you receive the non-cash consideration.
                We are unable to reconcile your response that    [t]he Company
recognizes revenue
              only after receiving confirmation from the mining pool    to the
requirements of IFRS
              15.31, which indicates that recognition occurs upon the transfer of control of the service, not upon receipt of the consideration to which you are entitled for transferring control of that service. Please revise your accounting policy to comply with IFRS 15 and your accounting policy disclosures. Please tell us if applying the corrected policy to historical periods results in a material change to the historical financial statements presented.
Digital Assets, page 14

3. We acknowledge your response to comment 3. Your disclosure on page 14 of Exhibit 99.2 states that you classify the bitcoin as current assets because you determined the bitcoin has markets with sufficient liquidity. In future filings, please clarify in your disclosure, similar to your response and IAS 1.66 that you classified the bitcoin as current assets because you expected to realize the asset within twelve months after the reporting period.
4. You disclose that you account for your cryptocurrency as intangible assets under IAS 38.
         We note per IAS 38.3 that IAS 38 applies in accounting for all intangible assets except those that are within the scope of another standard. Please tell us your consideration for whether your cryptocurrency is held for sale in the ordinary course of business and meets the definition of inventory under IAS 2.6(a).
       Please contact Kate Tillan at 202-551-3604 or Rolf Sundwall at 202-551-3105 if you
have questions regarding comments on the financial statements and related matters.



FirstName LastNameJeffrey Lucas                                  Sincerely,
Comapany NameBitfarms Ltd
                                                                 Division of
Corporation Finance
January 18, 2024 Page 3                                          Office of
Crypto Assets
FirstName LastName